U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended March 31, 1999



                           New Century Energies, Inc.
                      (Name of Registered Holding Company)

                    1225 17th Street, Denver, Colorado 80202
                    (Address of Principal Executives Offices)

                          Inquires concerning this Form
                            U-9C-3 may be directed to
                                     either:

                                Teresa S. Madden
                                   Controller
                           New Century Energies, Inc.
                           1225 17th Street, Suite 500
                                Denver, CO 80202
                                 (303) 294-2338

                                       or

                                William M. Dudley
                            Associate General Counsel
                           New Century Energies, Inc.
                           1225 17th Street, Suite 600
                                Denver, CO 80202
                                 (303) 294-2500

                           NEW CENTURY ENERGIES, INC.
                                   FORM U-9C-3
                      For the Quarter Ended March 31, 1999

                                Table of Contents

                                                                           Page

Item 1. Organization Chart                                                    1

Item 2. Issuances and Renewals of Securities and Capital Contributions        1

Item 3. Associated Transactions                                               2

Item 4. Summary of Aggregate Investment                                       3

Item 5. Other Investments                                                     3

Item 6. Financial Statements and Exhibits                                     3

SIGNATURE                                                                     4

Item 1. - ORGANIZATION CHART

                      Name of             Energy or                            State         Percentage         Nature
                     Reporting           Gas Related          Date of        of Organiza-    of Voting            of
                      Company              Company          Organization       zation     Securities Held       Business
                      -------              -------          ------------       ------     ---------------       --------
New Century Energies, Inc.(a)
   NC Enterprises, Inc. (a)
     New Century-Cadence, Inc. (a)      Energy-related    August 28, 1997       CO              100%       Holds energy-related
       Cadence Network, LLC             Energy-related    September 3, 1997     DE              33 1/3%    company Energy management
                                                                                                           and consulting services;
                                                                                                           also brokering and
                                                                                                           marketing of energy
                                                                                                           commodities
     The Planergy Group, Inc.(a)        Energy-related    January 2, 1990       TX              100%       Holds energy-related
                                                                                                           companies
       Planergy, Inc. (a)               Energy-related    August 19, 1977       TX              100%       Energy management and
                                                                                                           consulting services
       Planergy Services, Inc. (a)      Energy-related    July 30, 1987         DE              100%       Energy management and
                                                                                                           consulting services

-----------------------
(a) Directly and/or indirectly holds securities in energy-related companies.

            Narrative Description of Activities for Reporting Period

New Century Cadence, Inc. - Exclusively in business of holding interest in Cadence Network, LLC. Cadence Network, LLC provides a single source for both energy management services and products designed to lower energy costs for national companies that operate at multiple locations.

The Planergy Group, Inc. and subsidiaries - The Planergy Group, Inc. consists of two principal operating subsidiaries providing energy management, consulting and demand side management services to industrial, commercial, utility and municipal customers. The operating subsidiaries consist of Planergy, Inc. and Planergy Services, Inc. Other subsidiaries that were acquired are inactive or have no significant operations or employees.

Item 2. - Issuances and Renewals of Securities and Capital Contribution

CAPITAL CONTRIBUTIONS:

Company                          Company                            Amount of
Contributing                     Receiving                          Capital
Capital                          Capital                            Contribution
-------                          -------                            ------------

New Century Cadence              Cadence Network, LLC               $666,667

Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies.


Reporting    Associate
Company      Company      Types of    Direct      Indirect    Cost       Total
Rendering    Receiving    Services    Costs       Costs       of          Amount
Services     Services     Rendered    Charged     Charged     Capital     Billed
--------     --------     --------    -------     -------     -------     ------


NONE

Part II. - Transactions performed by associate companies on behalf of reporting companies.


Reporting    Associate
Company      Company      Types of    Direct      Indirect    Cost        Total
Rendering    Receiving    Services    Costs       Costs       of          Amount
Services     Services     Rendered    Charged     Charged     Capital     Billed
--------     --------     --------    -------     -------     -------     ------

NONE

Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:        (in thousands)

   Total consolidated capitalization as
     of March 31, 1999                           $5,380,309               Line 1

   Total capitalization multiplied by 15%
   (Line 1 multiplied by 0.15)                      807,046               Line 2

   Greater of $50 million or line 2                           $807,046    Line 3

   Total current aggregate investment:
   (categorized by major line of energy-
    related business)
      Energy management services (Category I)        17,163
       Total current aggregate investment                       17,163    Line 4
                                                                ------

   Difference between the greater of $50
   million or 15% of capitalization and
   the total aggregate investment of the
   registered holding company system                          $789,883    Line 5
                                                              ========
   (line 3 less line 4)

Investments in gas-related companies:

NONE


Item 5. - OTHER INVESTMENTS

Major Line              Other           Other
    of               Investment        Investment        Reason for
Energy-Related         in Last          in This          Difference in
Business            U-9C-3 Report     U-9C-3 Report      Other Investment
--------            -------------     -------------      ----------------

NONE


Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.     Financial Statements:

        Exhibit A-1 Financial statements of Cadence Network, LLC for the quarter ended March 31, 1999 - filed under confidential treatment pursuant to Rule 104(b).

        Exhibit A-2 Financial statements of the Planergy Group and subsidiaries for the quarter ended March 31, 1999 - filed under confidential treatment pursuant to Rule 104(b).

B.     Exhibits:

         Exhibit B-1 Contract between e prime and Public Service Company of Colorado. The Planergy Group, Inc. is performing the obligations of e prime under the Bid 2000 Program contract to provide demand side management services to Public Service Company of Colorado - filed under confidential treatment pursuant to Rule 104(b).

                                    SIGNATURE

         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                                   New Century Energies, Inc.



                                                   By /s/ Teresa S. Madden
                                                        Teresa S. Madden
                                                          Controller


May 28, 1999

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the fourth quarter of 1998 was filed with New Century Energies, Inc.'s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado
1580 Logan Street
Denver, CO  80203

Public Service Commission of Wyoming
Hansen Building, Suite 300
2515 Warren Avenue
Cheyenne, WY  82002

Public Utility Commission of Texas
1701 N. Congress Avenue
Austin, Texas  78711

New Mexico Public Regulation Commission
224 E. Palace Avenue
Santa Fe, NM  87503

Kansas Corporation Commission
1500 SW Arrowhead Road
Topeka, KS  66604

Oklahoma Corporation Commission
2101 N. Lincoln Blvd., Suite 130
Oklahoma City, OK  73105